                                                                    Exhibit 12.1

                     Duquesne Light Company and Subsidiary

               Calculation of Ratio of Earnings to Fixed Charges
                             (Thousands of Dollars)


                                                                               Year Ended December 31,
                                          Three Months Ended                   -----------------------
                                            March 31, 1997         1996       1995       1994       1993       1992
                                          ------------------     --------   --------   --------   --------   --------
FIXED CHARGES:
  Interest on long-term debt                     $20,311         $ 82,505   $ 89,139   $ 94,646   $102,938   $119,179
  Other interest                                     244            1,632      2,599      1,095      2,387      1,749
  Monthly Income Preferred Securities
   dividend requirements                           3,141            7,921      -----      -----      -----      -----
  Amortization of debt discount,
   premium and expense - net                       1,471            5,973      6,252      6,381      5,541      4,223
  Portion of lease payments
   representing an interest factor                11,208           44,357     44,386     44,839     45,925     60,721
                                                 -------         --------   --------   --------   --------   --------
        Total Fixed Charges                      $36,375         $142,388   $142,376   $146,961   $156,791   $185,872
                                                 -------         --------   --------   --------   --------   --------

EARNINGS:
  Income from continuing operations              $36,415         $149,860   $151,070   $147,449   $144,787   $149,768
  Income taxes                                    22,391*          83,008*    92,894*    84,191*    77,237*   110,993
  Fixed charges as above                          36,375          142,388    142,376    146,961    156,791    185,872
                                                 -------         --------   --------   --------   --------   --------
        Total Earnings                           $95,181         $375,256   $386,340   $378,601   $378,815   $446,633
                                                 -------         --------   --------   --------   --------   --------

RATIO OF EARNINGS TO FIXED CHARGES                  2.62             2.64       2.71       2.58       2.42       2.40
                                                 -------         --------   --------   --------   --------   --------

          Duquesne's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $0.7 million for the three months ended March 31, 1997, has been excluded from the ratio.

*Earnings related to income taxes reflect a $3.0 million decrease for the three months ended March 31, 1997, a $12 million, $13.5 million, $13.5 million and $10.4 million decrease for the twelve months ended December 31, 1996, 1995, 1994 and 1993, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.70 for the three months ended March 31, 1997, and 2.72, 2.81, 2.67 and
2.48 for the twelve months ended December 31, 1996, 1995, 1994 and 1993, respectively.